UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                Amendment No. 15

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           WENDY'S INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)


                                    950590109
                                 (CUSIP Number)


                         Sandell Asset Management Corp.
                               40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                   Attention: Richard Gashler, General Counsel
                                  212-603-5700

                                 With a Copy to:
                             Marc Weingarten, Esq.
                               Eleazer Klein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10019
                                  212-756-2000

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                               SEPTEMBER 16, 2008
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

CUSIP NO. 950590109               SCHEDULE 13D/A              PAGE 2 OF 10 PAGES


1)      NAME OF REPORTING PERSON
            Castlerigg Master Investments Ltd.

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
         (see instructions)
                                                                     (b) [X]

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS (see instructions)
            WC

------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION
                    British Virgin Islands
--------------------------------------------------------------------------------
                  7)  SOLE VOTING POWER
NUMBER OF                          0
SHARES            --------------------------------------------------------------
BENEFICIALLY      8)  SHARED VOTING POWER
OWNED BY                           3,916,013 shares of Common Stock
EACH              --------------------------------------------------------------
REPORTING         9)  SOLE DISPOSITIVE POWER
PERSON                             0
WITH              --------------------------------------------------------------
                  10) SHARED DISPOSITIVE POWER
                                   3,916,013 shares of Common Stock
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                   3,916,013 shares of Common Stock
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (see instructions)                                [ ]
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   4.4%
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON (see instructions)
                                   OO

CUSIP NO. 950590109               SCHEDULE 13D/A              PAGE 3 OF 10 PAGES


1)      NAME OF REPORTING PERSON
            Sandell Asset Management Corp.

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
         (see instructions)
                                                                     (b) [X]

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS (see instructions)
            AF

------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands
--------------------------------------------------------------------------------
                  7)  SOLE VOTING POWER
NUMBER OF                          0
SHARES            --------------------------------------------------------------
BENEFICIALLY      8)  SHARED VOTING POWER
OWNED BY                           3,916,013 shares of Common Stock
EACH              --------------------------------------------------------------
REPORTING         9)  SOLE DISPOSITIVE POWER
PERSON                             0
WITH              --------------------------------------------------------------
                  10) SHARED DISPOSITIVE POWER
                                   3,916,013 shares of Common Stock
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                   3,916,013 shares of Common Stock
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (see instructions)                                [ ]
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   4.4%
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON (see instructions)
                                   CO

CUSIP NO. 950590109               SCHEDULE 13D/A              PAGE 4 OF 10 PAGES


1)      NAME OF REPORTING PERSON
            Castlerigg International Limited

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
         (see instructions)
                                                                     (b) [X]

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS (see instructions)
            AF

------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION
                    British Virgin Islands
--------------------------------------------------------------------------------
                  7)  SOLE VOTING POWER
NUMBER OF                          0
SHARES            --------------------------------------------------------------
BENEFICIALLY      8)  SHARED VOTING POWER
OWNED BY                           3,916,013 shares of Common Stock
EACH              --------------------------------------------------------------
REPORTING         9)  SOLE DISPOSITIVE POWER
PERSON                             0
WITH              --------------------------------------------------------------
                  10) SHARED DISPOSITIVE POWER
                                   3,916,013 shares of Common Stock
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                   3,916,013 shares of Common Stock
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (see instructions)                                [ ]
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   4.4%
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON (see instructions)
                                   OO

CUSIP NO. 950590109               SCHEDULE 13D/A              PAGE 5 OF 10 PAGES


1)      NAME OF REPORTING PERSON
            Castlerigg International Holdings Limited

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
         (see instructions)
                                                                     (b) [X]

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS (see instructions)
            AF

------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
                  7)  SOLE VOTING POWER
NUMBER OF                          0
SHARES            --------------------------------------------------------------
BENEFICIALLY      8)  SHARED VOTING POWER
OWNED BY                           3,916,013 shares of Common Stock
EACH              --------------------------------------------------------------
REPORTING         9)  SOLE DISPOSITIVE POWER
PERSON                             0
WITH              --------------------------------------------------------------
                  10) SHARED DISPOSITIVE POWER
                                   3,916,013 shares of Common Stock
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                   3,916,013 shares of Common Stock
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (see instructions)                                [ ]
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   4.4%
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON (see instructions)
                                   OO

CUSIP NO. 950590109               SCHEDULE 13D/A              PAGE 6 OF 10 PAGES


1)      NAME OF REPORTING PERSON
            Thomas E. Sandell

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
         (see instructions)
                                                                     (b) [X]

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS (see instructions)
            AF

------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Sweden
--------------------------------------------------------------------------------
                  7)  SOLE VOTING POWER
NUMBER OF                          0
SHARES            --------------------------------------------------------------
BENEFICIALLY      8)  SHARED VOTING POWER
OWNED BY                           3,916,013 shares of Common Stock
EACH              --------------------------------------------------------------
REPORTING         9)  SOLE DISPOSITIVE POWER
PERSON                             0
WITH              --------------------------------------------------------------
                  10) SHARED DISPOSITIVE POWER
                                   3,916,013 shares of Common Stock
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                   3,916,013 shares of Common Stock
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (see instructions)                                [ ]
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   4.4%
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON (see instructions)
                                   IN

CUSIP NO. 950590109               SCHEDULE 13D/A              PAGE 7 OF 10 PAGES


            This Amendment No. 15 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 13, 2005, as amended by that certain Amendment No. 1 filed with the SEC on January 18, 2006, that certain Amendment No. 2 filed with the SEC on March 3, 2006, that certain Amendment No. 3 filed with the SEC on April 28, 2006, that certain Amendment No. 4 filed with the SEC on May 31, 2006, that certain Amendment No. 5 filed with the SEC on December 4, 2006, that certain Amendment No. 6 filed with the SEC on July 3, 2007, that certain Amendment No. 7 filed with the SEC on July 30, 2007, that certain Amendment No. 8 filed with the SEC on August 28, 2007, that certain Amendment No. 9 filed with the SEC on September 17, 2007, that certain Amendment No. 10 filed with the SEC on October 12, 2007, that certain Amendment No. 11 filed with the SEC on November 13, 2007, that certain Amendment No. 12 filed with the SEC on February 11, 2008, that certain Amendment No. 13 filed with the SEC on April 18, 2008 and that certain Amendment No. 14 filed with the SEC on April 30, 2008 (collectively, the "Statement") by and on behalf of the Reporting Entities (as defined in Item 2) and the Trian Entities (as defined in Item 2) with respect to the common stock, par value $0.10 per share (the "Common Stock"), of Wendy's International, Inc., an Ohio corporation (the "Company"), in order to disclose that (i) as more fully set forth in Items 2 and 4 below, the Reporting Entities have determined to no longer file a joint statement on
Schedule 13D with the Trian Entities and (ii) the Reporting Entities ceased to be the beneficial owner of more than five percent of the issued and outstanding shares of Common Stock of the Company as of September 16, 2008.
The principal executive offices of the Company are located at P.O. Box 256, 4288 West Dublin-Granville Road, Dublin, Ohio 43017.

Item 2.     IDENTITY AND BACKGROUND.
            -----------------------

         Item 2 of the Statement is hereby amended and supplemented as follows:

         This Statement is being filed by Castlerigg Master Investments Ltd., Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited and Thomas E. Sandell (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

         The Reporting Entities have previously reported together with Trian Partners GP, L.P., Trian Partners General Partner, LLC, Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Master Fund (Non-ERISA), L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Parallel Fund I General Partner, LLC, Trian Partners Parallel Fund II, L.P., Trian Partners Parallel Fund II GP, L.P., Trian Partners Parallel Fund II General Partner, LLC, Trian Fund Management, L.P., Trian Fund Management GP, LLC, Nelson Peltz, Peter M. Way, Edward P. Garden, Jerry W. Levin and Triarc Companies, Inc. (collectively, the "Trian Entities") regarding their respective interests in the Common Stock because they might have been deemed to constitute a "group" with respect to such Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On September 16, 2008, Trian Fund Management, L.P. and Sandell Asset Management Corp. entered into a Termination Agreement ("Termination Agreement") pursuant to which the Agreement between Trian Fund Management, L.P. and Sandell Asset Management Corp., dated November 4, 2005, as amended (the "Agreement") was terminated, effective immediately, with certain provisions relating to expenses, indemnification, contribution and regulatory reporting surviving the termination, but each disclaim membership in any "group" for the foregoing purposes by reason of any continuing rights or obligations that may exist under the

CUSIP NO. 950590109               SCHEDULE 13D/A              PAGE 8 OF 10 PAGES


Agreement. As a result, the Reporting Entities disclaim membership in any "group" with the Trian Entities, for purposes of Section 13(d)(3) of the Exchange Act or otherwise, and will no longer be filing a joint Statement on
Schedule 13D with the Trian Entities.

Item 4.     PURPOSE OF TRANSACTION.
            ----------------------

Item 4 of the Statement is hereby amended and supplemented as follows:

         As discussed in Item 2 above, the Reporting Entities are no longer filing a joint statement on Schedule 13D with the Trian Entities. As of September 16, 2008, each of the Reporting Entities has ceased to be the beneficial owner of more than five percent of the issued and outstanding shares of Common Stock of the Company.

     On September 16, 2008, Sandell Asset Management Corp, and Trian Fund Management, L.P., entered into the Termination Agreement, terminating the parties' respective obligations under the Agreement. This description of the Termination Agreement is a summary only and is qualified by reference to the Termination Agreement, a copy of which was filed as Exhibit 23 to the Schedule 13D/A filed with the SEC by the Trian Entities on September 16, 2008 and is incorporated herein by reference.

     In view of the proposed acquisition of the Company by Triarc Companies, Inc., and the likelihood that this transaction will be completed regardless of any action taken by the Reporting Persons prior to the Company's next annual meeting of shareholders, the Reporting Persons have terminated the proxy granted to Trian Fund Management, L.P. pursuant to the Agreement.

         Each of the Reporting Entities continues to beneficially own the shares of Common Stock to which this Statement relates for investment purposes in the ordinary course of business pursuant to the investment strategies of Castlerigg Master Investments Ltd.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.
            ------------------------------------

         Item 5(e) of the Statement is hereby amended and restated as follows:

         (e) As a result of the Reporting Entities no longer being deemed to be a "group" with any of the Trian Entities, as more fully set forth in Items 2 and 4 above, each of the Reporting Entities ceased to be the beneficial owner of more than five percent of the issued and outstanding shares of Common Stock of the Company as of September 16, 2008, based on 88,104,018 shares of Common Stock issued and outstanding as of August 5, 2008, as reported in the Company's joint proxy statement/prospectus, filed by Triarc Companies, Inc. on Form S-4/A on August 14, 2008.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
            --------------------------------------------------------

         Item 6 of the Statement is hereby amended and supplemented as follows:

         In addition to the Termination Agreement, as discussed in Item 2 above, the Reporting Entities are parties to an agreement with respect to the joint filing of this Statement, and any amendments thereto. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference. A copy of the Termination Agreement referenced as Exhibit 99.2 hereto (which incorporates by reference to Exhibit 23 to the Schedule 13D/A filed with the SEC by the Trian Entities on September 16, 2008), is also incorporated herein by reference.

CUSIP NO. 950590109               SCHEDULE 13D/A             PAGE 9 OF 10 PAGES


EXHIBIT NO.                EXHIBIT DESCRIPTION

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.
            --------------------------------

         Item 7 of the Statement is hereby amended and supplemented as follows:

99.1 Agreement of Joint Filing among Castlerigg Master Investments Ltd., Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited and Thomas E. Sandell dated September 18, 2008 (which supersedes and replaces the Agreement of Joint Filing dated February 11, 2008, as previously filed as Exhibit 17 to the Schedule 13D/A filed with the SEC on February 11, 2008, with respect to the Reporting Entities).

99.2 Termination Agreement between Trian Fund Management, L.P. and Sandell Asset Management Corp., dated September 16, 2008 (incorporated by reference to Exhibit 23 to the Schedule 13D/A filed with the SEC by the Trian Entities on September 16, 2008).

EXHIBITS

99.1 Agreement of Joint Filing among Castlerigg Master Investments Ltd., Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited and Thomas E. Sandell dated September 18, 2008 (which supersedes and replaces the Agreement of Joint Filing dated February 11, 2008, as previously filed as Exhibit 17 to the Schedule 13D/A filed with the SEC on February 11, 2008, with respect to the Reporting Entities).

99.2 Termination Agreement between Trian Fund Management, L.P. and Sandell Asset Management Corp., dated September 16, 2008 (incorporated by reference to Exhibit 23 to the Schedule 13D/A filed with the SEC by the Trian Entities on September 16, 2008).

CUSIP NO. 950590109               SCHEDULE 13D/A             PAGE 10 OF 10 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: September 18, 2008


CASTLERIGG MASTER INVESTMENTS LTD.     SANDELL ASSET MANAGEMENT CORP.
By: Sandell Asset Management Corp.,
    its Investment Manager
                                       By: /s/ Thomas E. Sandell
                                           ---------------------
By: /s/ Thomas E. Sandell              Name:  Thomas E. Sandell
    ---------------------              Title:  Chief Executive Officer
Name:  Thomas E. Sandell
Title:  Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED       CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By: Sandell Asset Management Corp.,    By: Sandell Asset Management Corp.,
    its Investment Manager                 its Investment Manager

By: /s/ Thomas E. Sandell              By: /s/ Thomas E. Sandell
    ---------------------                  ---------------------
Name:  Thomas E. Sandell               Name:  Thomas E. Sandell
Title:  Chief Executive Officer        Title:  Chief Executive Officer


/s/ Thomas E. Sandell
---------------------
THOMAS E. SANDELL

                                                                    EXHIBIT 99.1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: September 18, 2008


CASTLERIGG MASTER INVESTMENTS LTD.     SANDELL ASSET MANAGEMENT CORP.
By: Sandell Asset Management Corp.,
    its Investment Manager
                                       By: /s/ Thomas E. Sandell
                                           ---------------------
By: /s/ Thomas E. Sandell              Name:  Thomas E. Sandell
    ---------------------              Title:  Chief Executive Officer
Name:  Thomas E. Sandell
Title:  Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED       CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By: Sandell Asset Management Corp.,    By: Sandell Asset Management Corp.,
    its Investment Manager                 its Investment Manager

By: /s/ Thomas E. Sandell              By: /s/ Thomas E. Sandell
    ---------------------                  ---------------------
Name:  Thomas E. Sandell               Name:  Thomas E. Sandell
Title:  Chief Executive Officer        Title:  Chief Executive Officer


/s/ Thomas E. Sandell
---------------------
THOMAS E. SANDELL